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General Electric's tender offer for Instrumentarium

        General Electric and Instrumentarium have entered into a combination agreement pursuant to which the GE Medical Systems division of General Electric will acquire Instrumentarium. The transaction will be effected through a tender offer to all holders of shares and options in Instrumentarium by General Electric's wholly owned subsidiary, General Electric Finland Oy. The offer is subject to certain conditions, including acceptance of the offer by more than 80 percent of the outstanding shares of Instrumentarium and approval of the relevant regulatory authorities.

Offer period

        The offer period commences on January 14 and is initially scheduled to expire on April 11, 2003, unless the offer period is extended or discontinued in accordance with the terms and condition of the offer.

Share offer price

        The share offer price for each share is EUR 40.00 in cash. The share offer price may be adjusted as follows:

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  if the record date established for any dividend distribution approved at a Meeting of Shareholders of Instrumentarium occurs prior to the settlement date of the tender offer and if the aggregate amount of such dividends exceeds EUR 0.70 per share, the share offer price shall be reduced by the amount of such excess; and
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  if the settlement date of the tender offer occurs prior to or on the same day as the record date for the dividend distribution approved by a Meeting of Shareholders of Instrumentarium, the share offer price shall be increased by EUR 0.70.

Acceptance procedure in short

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  All shareholders should carry out the acceptance of the tender in accordance with instructions of their account operators or asset managers.
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  If you do not receive any such instructions (e.g., customers of the Finnish Central Security Depositary), you should submit an acceptance form to any asset management branch of Nordea Bank Finland Plc.
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  If you receive an acceptance form from your account operator or asset manager, use that form for acceptance. If not, acceptance forms are available as described below.
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  If you hold Instrumentarium' s American Depositary Receipts, please contact Morrow & Co., Inc., via e-mail at INMRY.info@morrowco.com or collect call to +1-212-754-8000 for information about the acceptance procedures that relate to you.

For more information, see the attached documents:

[Hyperlink to Tender offer document]

[Hyperlink to Marketing brochure]

For further inquiries, please contact Nordea Securities at +358 9 4785 031.

Links:

[Hyperlink to www.ge.com]

[Hyperlink to www.instrumentarium.com]

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General Electric's tender offer for Instrumentarium